UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Verso Technologies, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

925317208
 (CUSIP Number)

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
171 17th Street, NW, Suite 2100
Atlanta, GA  30363

(404) 873-8706
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 5, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925317208
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Verso Technologies, Inc. Liquidating Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1*
8	Shared Voting Power 0
9	Sole Dispositive Power 1*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 100 percent*
14	Type of Reporting Person OO

*  Reflects the effect of the Second Amended Joint Plan of Liquidation, dated April 16, 2009 (the “Plan”).

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Item 1.                      Security and Issuer

This statement relates to the Common Stock, $.01 par value, of Verso Technologies, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at:  400 Galleria Parkway, Suite 400, Atlanta, GA 30339.

Item 2. Identity and Background

1.             (a)           The Verso Technologies, Inc. Liquidating Trust (the “Trust”) is a person filing this statement.

(b)           c/o Darryl S. Laddin, as Trustee, Arnall Golden Gregory LLP, 171 17th Street, NW, Suite 2100, Atlanta, GA  30363

(c)           Reporting Person is a trust formed to effect the liquidation of the Company’s assets under the Plan.

(d)           None.

(e)           None.

(f)           United States.

Item 3. Source and Amount of Funds or Other Consideration

Under the Plan, all equity interests of the Company were cancelled and one share was issued to the Trust.

Item 4. Purpose of Transaction

See cover pages above.  The transaction was effected pursuant to the Plan.

(a)           None.

(b), (c)    The acquisition of the securities was to effect the Plan described above.  The Plan contemplates the liquidation of the Company’s assets.

(d)           The Company’s board of directors and management were replaced upon the effective date of the Plan.

(e)           The Company’s total authorized shares were reduced to one share.

(f)            None.

(g)           None.

(h)           The Company’s securities were delisted from NASDAQ prior to the Bankruptcy proceeding.

(i)             The Company’s registration was terminated on June 30, 2009.

(j)             None.

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Item 5. Interest in Securities of the Issuer

(a) – (b) See cover pages above.

(c)           None.

(d)           Darryl S. Laddin, Esq. (the “Trustee”) is the trustee under the Trust.  In that capacity, he has sole power to direct the proceeds from any sale of securities in the Trust.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Plan provides for sole management of the Company by the Trustee.

Item 7. Material to Be Filed as Exhibits

(a)           Second Amended Joint Plan of Liquidation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Verso Technologies, Inc. Liquidating Trust

By: /s/ Darryl S. Laddin
Darryl S. Laddin, as Trustee

Date: July 30, 2009

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT A

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

IN RE: VERSO TECHNOLOGIES, INC., et al., Debtors.	) ) ) ) )	CHAPTER 11 Jointly Administered Under Case No. 08-67659-jb

SECOND AMENDED JOINT PLAN OF LIQUIDATION PROPOSED BY DEBTORS
AND OFFICIAL COMMITTEE OF UNSECURED CREDITORS

April 16, 2009

J. Robert Williamson Ashley R. Ray Scroggins & Williamson 127 Peachtree Street, N.E. Suite 1500 Atlanta, GA 30303 Counsel for Debtors
Darryl S. Laddin
Arnall Golden Gregory LLP
171 17th Street, NW
Suite 2100
Atlanta, GA   30363-1031

Adam H. Friedman
Olshan Grundman Frome Rosenzweig & Wolosky, LLP
Park Avenue Tower
65 East 55th Street
New York, NY   10022
Co-Counsel for the Official Committee of Unsecured Creditors

NO MATERIALS OTHER THAN THE DISCLOSURE STATEMENT AND RELATED MATERIALS APPROVED BY THE BANKRUPTCY COURT HAVE BEEN AUTHORIZED FOR USE IN SOLICITING ACCEPTANCES OR REJECTIONS OF THIS PLAN

SECOND AMENDED JOINT PLAN OF LIQUIDATION
ARTICLE I.
INTRODUCTION
Verso Technologies, Inc., and its affiliates: Verso Verilink LLC, Verso Backhaul Solutions, Inc., sentitO Networks, Inc., and Telemate.net Software, Inc. (collectively the “Debtors”), as Debtors and Debtors in possession in the above-referenced Bankruptcy Case, and the Official Committee of Unsecured Creditors (the “Committee”) in the above-referenced Bankruptcy Case, hereby jointly propose and file the following Second Amended Joint Plan of Liquidation (the APlan@).  This Plan should be considered in conjunction with the Second Amended Disclosure Statement (the ADisclosure Statement@), which the Debtors and the Committee (collectively, the “Plan Proponents”) have filed contemporaneously herewith.
ARTICLE II.
DEFINITIONS AND RULES OF INTERPRETATION
1.     Scope of Definitions and Rules of Interpretation.1.Scope of Definitions.
For purposes of the Plan, all capitalized terms not otherwise defined shall have the meanings ascribed to them in Article II of the Plan.  Any term used in the Plan that is not defined herein, but is otherwise defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.  For purposes of the Plan:  (a) whenever from the context it is appropriate, each term, whether stated in singular or plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit filed, or to be filed, shall mean such document or exhibit as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to sections, articles, and exhibits are references to sections, articles, and exhibits of or to the Plan; (e) the words “herein” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) captions and headings to articles and sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; and (g) the rules of construction set forth in Section 102 of the Bankruptcy Code shall apply.  In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(c) shall apply.  The rights and obligations arising under the Plan shall be interpreted, governed by, and construed and enforced in accordance with the laws of the State of Georgia (without regard to the conflict of law principles thereof), the Bankruptcy Code, and the Bankruptcy Rules.

2.             Definitions.
2.1            Accounts Receivable shall mean any and all outstanding but unpaid bills or statements of account for products or services previously provided by one or more of the Debtors (a) that have not previously been sold or assigned by the Debtors to a third party and (b) that have been or will be sent to the Debtors= former customers for payment.
2.2.           Administrative Claim shall mean an Allowed Claim for payment of an administrative expense of a kind specified in Section 503(b) of the Bankruptcy Code and entitled to priority payment pursuant to Section 507(a)(1) of the Bankruptcy Code, including (a) the actual, necessary costs and expenses incurred after the Petition Date of preserving the Estate and operating the Debtors= business, including wages, salaries, or commissions for services rendered after the Petition Date, (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses approved, awarded or allowed under Sections 330(a) or 331 of the Bankruptcy Code, (c) the fees and expenses of the Liquidating Trustee and any professional persons retained by the Liquidating Trustee, (d) the post-Effective Date costs and expenses of liquidating and administering the Estate, and (e) all Allowed Claims that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court.

2.3.           Allowed Claim shall mean a Claim against one or more of the Debtors to the extent that such Claim is unpaid and (a) has been allowed by a Final Order of the Court; (b) is (i) listed in the Debtors= Schedules, other than a Claim that is Scheduled at zero or unknown amount or as disputed, contingent, or unliquidated, or (ii) evidenced by a proof of claim that has been filed with the Court on or before the Bar Date or deemed filed pursuant to any Final Order of the Court or under applicable law, and as to which (A) no objection to its allowance has been timely filed, or (B) any objection to its allowance has been settled or withdrawn, or has been denied by a Final Order; or (c) is allowed pursuant to the terms of this Plan.  Notwithstanding any other provision of the Plan, the term AAllowed Claim@ shall not include any Claim held by a creditor against which the Debtors or the Liquidating Trustee has asserted a Cause of Action that has the effect of precluding a Distribution with respect to such Claim.  An Allowed Claim shall not include any interest accrued after the Petition Date (on any Claim other than a Secured Claim) or any penalty.  In the case of Allowed Claims that are Tax Claims, any interest in excess of 7.5% shall be considered a penalty and not allowed.

2.4.           Allowed Interests shall mean the equity interests in Verso Technologies, Inc. represented by any issued and outstanding shares or other instrument evidencing a present ownership interest therein or any option, warrant, or right, contractual or otherwise, to acquire any such interest.
2.5.           Assets shall mean all property of the Debtors, the Liquidating Debtor  and the Estate as defined in Section 541 of the Bankruptcy Code, and any other assets conveyed to the Liquidating Trust pursuant to this Plan, including without limitation all right, title, and interest in and to any Avoidance Actions or other Causes of Action that the Liquidating Debtor or the Estate may have as of the Effective Date or any time thereafter, and any Creditors Claims Against Third Parties as may be assigned to the Liquidating Trust pursuant to this Plan.
2.6.           Avoidance Actions shall mean any actions, causes of action, claims, demands, suits, or rights, created or arising in favor of the Debtors, the Liquidating Debtor or its Estate under the Bankruptcy Code, including all claims, rights and causes of action arising under Section 510 or under any of Sections 542 through 553 of the Bankruptcy Code, in each case regardless of whether such actions, causes of action, claims, demands, suits or rights are commenced prior to or after the Effective Date.
2.7.           Ballot shall mean each of the voting forms that will be distributed by order of the Court to holders of Claims in Classes that are impaired and entitled to vote under the Plan.
2.8.           Bankruptcy Case or Case shall mean, collectively, the Chapter 11 bankruptcy cases of the Debtors now pending before the Court, as such may be substantively consolidated under the Plan.

2.9.           Bankruptcy Code shall mean the Bankruptcy Reform Act of 1978, as amended and codified in Title 11 of the United States Code, 11 U.S.C. '' 101-1532, as now in effect or hereafter amended and applicable to this Case.
2.10.         Bankruptcy Rules shall mean: (a) the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, (b) the Federal Rules of Civil Procedure, and (c) the Local Rules of the Court, all as amended from time to time and as applicable to this Case or proceedings therein.
2.11.         Bar Date shall mean October 17, 2008.
2.12.         Beneficiaries shall mean all individuals and entities entitled to distributions under the Plan, including without limitation the holders of Unsecured Claims.
2.13.         Beneficiaries Committee shall mean the entity formed as of the Effective Date, pursuant to Section 20 of Article V below, to succeed to any and all rights of the Committee, as well as the other additional rights and obligations provided under the Plan.
2.14.         Business Day shall mean any day, excluding Saturdays, Sundays, and legal holidays, on which commercial banks are open for business in Atlanta, Georgia.
2.15.         Canadian Debtor shall mean Verso Technologies Canada, Inc., a wholly-owned subsidiary of the Verso Technologies, Inc., which Canadian Debtor filed a proposal for reorganization on May 20, 2008, in the courts of Quebec, Canada.
2.16.         Cash shall mean legal tender of the United States of America, except that in the case of cash assets held by the Canadian Debtor Cash shall mean the legal tender of Canada.
2.17.         Causes of Action shall mean any and all of the Debtors’ and the Estate’s claims, causes of action, suits, proceedings, liabilities, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, torts, penalties, statutory violations, agreements, promises, variances, setoff or recoupment rights, trespasses, damages, or judgments, whether asserted or unasserted, liquidated or unliquidated, based on any act or omission or other event occurring prior to the Effective Date, including Avoidance Actions and D&O Actions, and any claims acquired following the Petition  Date, including without limitation all such Causes of Action described in the Disclosure Statement.

2.18.         Claim shall mean a claim against the Debtors or its Estate, as defined in Section 101(5) of the Bankruptcy Code.
2.19.         Claims Litigation shall mean any and all litigation or proceedings arising out of objections to Claims asserted against the Estate, or affirmative counterclaims or requests for setoff or recoupment that are raised with regard to Claims asserted against the Estate.
2.20.         Class shall mean any class into which Claims or Interests are classified pursuant to this Plan.
2.21.         Committee shall mean the Official Committee of Unsecured Creditors appointed by the United States Trustee in the Debtors’ Chapter 11 cases, as its membership has been amended or supplemented during the course of the Debtors’ Chapter 11 cases.
2.22.         Confirmation Date shall mean the date on which the Confirmation Order is entered on the docket of the Court.
2.23.         Confirmation Hearing shall mean the hearing on confirmation of the Plan, held pursuant to Section 1128 of the Bankruptcy Code.
2.24.         Confirmation Order shall mean the Order entered by the Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

2.25.         Consummation Date shall mean the date on which the Liquidating Trustee makes the final Distribution of the Liquidation Proceeds and Retained Proceeds in accordance with the Plan.
2.26.         Court or Bankruptcy Court shall mean the United States Bankruptcy Court for the Northern District of Georgia or, in the event such Court ceases to exercise jurisdiction over this Chapter 11 Case, such court or adjunct thereof that exercises jurisdiction over this Chapter 11 Case in lieu of the United States Bankruptcy Court for the Northern District of Georgia.
2.27.         Creditors Claims Against Third Parties shall mean any and all claims, causes of action, suits, proceedings, liabilities, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, setoff or recoupment rights, trespasses, damages, or judgments, whether asserted or unasserted, liquidated or unliquidated, (a) that any creditor of any of the Debtors could assert in its capacity as a creditor against any non-Debtor entity, including without limitation any current or former officer or director of  the Debtors or any law firm, accounting firm or other professional entity, that arises from or relates to that creditor’s Claim against any of the Debtors and which is based on any act or omission or other event occurring prior to the Effective Date, and (b) which has not been asserted by the creditor (or its assignee) in a lawsuit or other legal proceeding prior to the Confirmation Date.
2.28.         D&O Actions shall mean any proceeding and/or claim against persons who served prior to the Petition Date as directors, officers and employees of the Debtors, as well as any person or entity which conspired with, aided and abetted, or otherwise assisted such directors, officers or employees engaged in certain acts and omissions as set out below.  Persons who served prior to the Petition Date as directors, officers and employees of the Debtors (collectively, the “D&Os”) include, without limitation, the following: Steve Odom, Mark Dunaway, and Martin Kidder.  Such proceedings and/or claims shall include, without limitation, (i) claims set forth in the notice of claim made by the Committee by letter dated May 2, 2008, (ii) claims based on the facts set forth in such notice of claim, (iii) claims currently existing or initiated or of which notice has been given prior to the Effective Date, regardless of whether they are covered by the D&O Policy, and (iv) any other claim against any person or entity alleged to have conspired with, aided and abetted, or otherwise assisted such D&Os in any way.  The D&O Actions include, without limitation, wrongful acts and omissions that may have been committed by the D&Os while serving as directors, officers or employees of the Debtors including, without limitation, breaches of fiduciary duty, negligence, gross negligence, recklessness, breaches of the duties of care, deepening insolvency, and other actions which may have led to the decline of the Debtors’ business, lessened the value of the Debtors’ assets, increased the amount of the Debtors’ liabilities, or otherwise damaged the Debtors, the Debtors’ creditors, or the Debtors’ shareholders, provided, however, it shall not include any claims against new and different directors, officers or employees appointed as of or after the Effective Date.

2.29.         D&O Policy shall mean AIG Executive and Organization Liability Policy No. 108-62-06 held by one or more of the Debtors.
2.30.         Debtors shall mean, collectively, Verso Technologies, Inc., and the following affiliates: Verso Verilink LLC, Verso Backhaul Solutions, Inc., sentitO Networks, Inc. and Telemate.net Software, Inc.

2.31.         Designated Notice means notice and an opportunity for a hearing as defined in Section 102(a) of the Bankruptcy Code, with notice limited to the Liquidating Trustee, the United States Trustee, and the Beneficiaries Committee, or their respective counsel, and other parties in interest who, after entry of the Confirmation Order, file a request for such notice with the clerk of the Court and serve a copy of such notice on counsel to the Debtors and the Liquidating Trustee.
2.32.         Disallowed Claim shall mean (a) a Claim, or any portion thereof, that has been disallowed by a Final Order of the Court; (b) a Claim that has been listed in the Schedules at zero or unknown amount or as contingent, disputed, or unliquidated and as to which no proof of claim has been timely filed or deemed timely filed with the Court pursuant to the Bankruptcy Code, any Final Order of the Court or other applicable law; or (c) a Claim that has not been listed in the Schedules and as to which no proof of claim has been timely filed or deemed timely filed with the Court pursuant to the Bankruptcy Code, any Final Order of the Court, or other applicable law.
2.33.         Disputed Claim shall mean a Claim as to which an objection has been or may be timely filed by a party-in-interest with standing and which objection has not been withdrawn or determined by a Final Order and which is not the subject of a compromise and settlement as described in this Plan.  Disputed Claims shall also include any Claim held by a creditor against which the Debtors or the Liquidating Trustee has asserted a claim that has the effect, under Section 502(d) of the Bankruptcy Code, of precluding a Distribution with respect to such Claim.

2.34.         Distribution shall mean a distribution or payment under the Plan to the holders of Allowed Claims.  The Liquidating Trustee shall be permitted to make any number of interim Distributions to holders of Allowed Claims, subject to approval of the Beneficiaries Committee, after sufficient funds are set aside in the Reserve.
2.35.         Distribution Date shall mean shall mean any date that the Liquidating Trustee, at his sole discretion and after approval of the Beneficiaries Committee, deems it appropriate to make a distribution or payment to holders of Allowed Claims, so long as  sufficient Liquidation Proceeds are available to warrant Distribution in the reasonable judgment of the Liquidating Trustee and subject to the Liquidating Trustee's right to delay Distributions as set forth in Section 4 of Article VII of the Plan following consultation with the Beneficiaries Committee.
2.36.         Effective Date shall mean the first Business Day occurring at least eleven (11) days after the Confirmation Date, provided that all of the conditions set forth in Article IX of the Plan have been satisfied.
2.37.         Estate shall mean, collectively, the bankruptcy estates created by the commencement of the Debtors= Chapter 11 cases, both prior to and following the Confirmation Date, as such may be substantively consolidated under the Plan.
2.38.         Final Order shall mean an order or judgment, the operation or effect of which has not been stayed, reversed, modified, or amended and as to which order or judgment the time to appeal, petition for certiorari, or seek reargument, review or rehearing has expired and as to which no notice of appeal, petition for certiorari, or motion for reargument, review or rehearing was timely filed or, if timely filed, the order or judgment has been affirmed by the highest court to which the order or judgment was appealed or from which the reargument or rehearing was sought, or certiorari has been denied, and the time to file any further appeal or to petition for certiorari or to seek further reargument or rehearing has expired.

2.39.         Interests shall mean a shareholder=s equity interests in Verso Technologies, Inc.
2.40.         Liquidating Debtor means, collectively, the substantively consolidated Debtors as of, and subsequent to, the Effective Date.
2.41.         Liquidating Trust shall mean the trust created pursuant to Article V of this Plan.
2.42.         Liquidating Trust Expenses shall mean the actual and anticipated reasonable ordinary costs and expenses of the Liquidating Trust, including, without limitation, (a) the compensation to the Liquidating Trustee, (b) payment of, or reimbursement of the Liquidating Trustee for, any and all costs, expenses (including, without limitation, accountants’ and attorneys’ fees and expenses including those of Debtors’ counsel and Creditors’ Committee counsel for services provided to the extent requested by the Liquidating Trustee), and liabilities incurred by the Liquidating Trustee in connection with the performance of his duties in connection with the Liquidating Trust, and (c) payment or reimbursement of expenses of the Beneficiaries Committee (including, without limitation, attorneys, accountants and other professionals retained by the  Beneficiaries Committee), to the extent provided for in the Plan.
2.43.         Liquidating Trustee shall mean Darryl S. Laddin, or such other person as shall be selected by agreement between the Debtors and the Committee on or before the Effective Date to serve as trustee of the Liquidating Trust.  The Liquidating Trustee shall conduct the final liquidation and distribution of the Estate and the wind-up of the Debtors= affairs in accordance with the terms and conditions of this Plan.
2.44.         Liquidation Proceeds shall mean any Cash received by the Liquidating Trust from any source, including Cash generated by (a) the collection of outstanding Accounts Receivable, (b) the sale of the Assets, (c) the prosecution or settlement of the Causes of Actions, and (d) Cash received from the Canadian Debtor, less and except an appropriate amount to be retained in the Reserve.  Liquidation Proceeds shall include any Cash held by the Liquidating Debtor and transferred to the Liquidating Trust as of the Effective Date and all Cash realized by the Liquidating Trust from the liquidation of any Assets (after satisfaction of any lien on such Asset that secures a Secured Claim).

2.45.         Petition Date shall mean April 25, 2008, the date on which each of the Debtors filed its Chapter 11 case.
2.46.         Plan shall mean this Second Amended Joint Plan of Liquidation, as it may be modified or amended from time to time pursuant to Section 1127 of the Bankruptcy Code and Article X of the Plan.
2.47.         Priority Claim shall mean an Allowed Claim entitled to priority pursuant to Sections 507(a)(2) through and including 507(a)(10) of the Bankruptcy Code.
2.48.         Reserve shall mean the amount of Cash held by the Liquidating Trust following the Effective Date in reserve for Liquidating Trust Expenses and, in the reasonable discretion of the Liquidating Trustee, subject to Article VII of the Plan, amounts that are or are expected to become due and owing by the Liquidating Trust on or following the Effective Date, including without limitation amounts that may become payable on account of Disputed Claims, and any expenses that, in the reasonable discretion of the Liquidating Trustee, are likely to become Liquidating Trust Expenses, such as (a) any litigation expenses (and reasonable legal fees related thereto) of the Liquidating Trust or the Beneficiaries Committee; (b) funds that the Liquidating Trust is holding as Unclaimed Property in the Unpaid Claims Reserve; and (c) the costs of filing tax returns and other reports that the Liquidating Trust may be required to file.
2.49.         Scheduled shall mean, with respect to any Claim or Interest, the status and amount, if any, of such Claim or Interest, as set forth in the Debtors= Schedules.

2.50.         Schedules shall mean the Debtors= Schedules of Assets and Liabilities and Statement of Financial Affairs filed on or about June 2, 2008, as amended from time to time.
2.51.         Secured Claim shall mean an Allowed Claim secured by a lien on property of the Estate to the extent of the value, as of the Effective Date, of such lien as determined by a Final Order of the Court pursuant to Section 506 of the Bankruptcy Code, or as otherwise agreed in writing by the Liquidating Trustee and the holder of such Allowed Claim.
2.52.         Tax Claim shall mean any Allowed Claim entitled to priority under Section 507(a)(8) of the Bankruptcy Code.
2.53.         Unsecured Claim shall mean an Allowed Claim that is not an Administrative Claim, a Priority Claim, a Secured Claim or a Tax Claim.
2.54.         Unpaid Claims Reserve shall have the meaning set forth in Section 7 of Article VII of the Plan.
ARTICLE III.
CLASSIFICATION OF CLAIMS AND INTERESTS
1.     Introduction.
All Claims and Interests in the Bankruptcy Case are classified in the Classes below.  Notwithstanding any other provision of the Plan, a Claim in a particular Class is entitled to receive Distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class, and only to the extent such Claim has not been paid, released, or otherwise satisfied prior to the Effective Date.

2.             Classification.
Claims and Interests are classified as follows:
(a)            Class 1  -  Administrative Claims
(b)           Class 2  -   Tax Claims
(c)           Class 3  -   Priority Claims
(d)           Class 4  -   General Unsecured Claims
(e)           Class 5  -   Convenience Class Unsecured Claims
(f)            Class 6  -    Secured Claims
(g)           Class 7  -   Allowed Interests
ARTICLE IV.
DESCRIPTION, TREATMENT AND IMPAIRMENT OF CLAIMS AND INTERESTS
The Classes of Claims and Interests, as well as their treatment and an analysis of whether they are impaired or unimpaired, are described as follows:

(a)           Class 1  -  Administrative Claims
(1)           Description and Treatment:  Class 1 consists of all Administrative Claims.  Except as may otherwise be agreed between the Liquidating Trustee and the holder of an Administrative Claim, the Liquidating Trustee will pay all Administrative Claims that are allowed as of the Effective Date in Cash in full on the Effective Date or as soon thereafter as is reasonably practicable.  Subsequent to the Effective Date, the Liquidating Trustee will pay each Administrative Claim that becomes allowed following the Effective Date in Cash in full as soon as reasonably practicable after the date the Claim is allowed, and prior to payment to any Claims in Classes 4 or 5; provided, however, that the Liquidating Trustee shall be authorized to make Distributions to Allowed Claims in Classes 4 and 5  after including in the Reserve an adequate amount to pay any Claims in Classes 1, 2, and 3 that are subject to objection as of a Distribution Date.
(2)	Impairment: Class 1 is not impaired by the Plan.
(b)	Class 2 - Tax Claims
(1)           Description and Treatment:  Class 2 consists of all Tax Claims, including the Tax Claims held by the United States of America; the State of Georgia; Fulton County, Georgia; the City of Atlanta, Georgia; or other appropriate taxing authorities.  To the extent that any Tax Claims have not been satisfied prior to the Effective Date, the Liquidating Trustee will pay all remaining Tax Claims in Cash in full on the Effective Date or as soon thereafter as is reasonably practicable, but in no event later than the end of five (5) years from the Petition Date.  As to any Tax Claim not paid in full on the Effective Date, the holder of such Tax Claim shall also be paid regular quarterly installment payments which include an amount of interest and at a rate of interest ordered by the Court (or agreed to by the holder and the Liquidating Trustee) as being necessary to assure the holder of the Tax Claim the full value of the Tax Claim, pursuant to Section 1129(a)(9)(C) of the Bankruptcy Code,  but in no event greater than 7.5% a.p.r.   To the extent that any Class 2 Claim is allowed after the Effective Date, it will be paid in full in Cash on the next Distribution Date after the Claim is allowed, or, at the sole discretion of the Liquidating Trustee as soon thereafter as is reasonably practicable over a period no later than the end of five (5) years from the Petition Date by quarterly installment payments, including interest calculated as set forth above.  All Class 2 Claims will be paid after Distributions have been made to Class 1, Class 3 or Class 6 Claims existing on the Effective Date or subsequent Distribution Dates, but prior to payment to any Claims in Classes 4 or 5; provided, however, that the Liquidating Trustee shall be authorized to make Distributions to Allowed Claims in Classes 4 and 5  after including in the Reserve an adequate amount to pay any Claims in Classes 1, 2, and 3 that are subject to objection as of a Distribution Date.

(2)	Impairment: Class 2 is not impaired by the Plan.
(c)	Class 3 - Priority Claims
(1)           Description and Treatment:  Class 3 consists of all Priority Claims.  Except as may otherwise be agreed between the Liquidating Trustee and the holder of a Priority Claim, the Liquidating Trustee will cause the Debtors to pay all Priority Claims that are allowed as of the Effective Date in Cash in full on the Effective Date or as soon thereafter as is reasonably practicable.  To the extent that any Class 3 Claim is allowed after the Effective Date, it will be paid in full in Cash on the next Distribution Date after the Claim is allowed or as soon thereafter as is reasonably practicable.  All Class 3 Claims will be paid prior to payment to any Claims in Classes 4 or 5; provided, however, that the Liquidating Trustee shall be authorized to make Distributions to Allowed Claims in Classes 4 and 5 after including in the Reserve an adequate amount to pay any Claims in Classes 1, 2, and 3 that are subject to objection as of a Distribution Date.

(2)	Impairment: Class 3 is not impaired by the Plan.
(d)	Class 4 - General Unsecured Claims
(1)           Description and Treatment:    Class 4 consists of all Unsecured Claims that are not included in Class 5.  On the Effective Date or as soon thereafter as is reasonably practicable, the Liquidating Trustee shall make an initial pro-rata Distribution to the holders of Class 4 Claims of any Liquidation Proceeds that remain in the Estate after the payment and satisfaction (to the extent and in the manner contemplated by the Plan) of Allowed Claims in Classes 1 through 3, 5 and 6; provided, however, that the Liquidating Trustee shall be authorized to make Distributions to Allowed Claims in Class 4 after including in the Reserve an adequate amount to pay any Claims in Classes 1, 2, 3, 5 and 6 that are subject to objection as of a Distribution Date.  On each Distribution Date or as soon thereafter as is reasonably practicable, the Liquidating Trustee shall continue to make pro-rata Distributions to the holders of Class 4 Claims of any available Liquidation Proceeds that remain in the Liquidating Trust after the payment of remaining Claims, until the Consummation Date or the date on which all Class 4 Claims have been paid in full, whichever occurs first.  To the extent that any Class 4 Claim is allowed after the Effective Date, it will be paid in the same pro-rata Distribution paid to other Allowed Class 4 Claims in Cash on the next Distribution Date after the Claim is allowed or as soon thereafter as is reasonably practicable based on the amount of the Allowed Claim.

(2)           Impairment:  Class 4 is impaired by the Plan.
(e)           Class 5 - Convenience Class Unsecured Claims
(1)           Description and Treatment:   Class 5 consists of all creditors holding Unsecured Claims of $10,000 or less and all creditors who hold Unsecured Claims that exceed $10,000 and who elect voluntarily to reduce their Claims to $10,000, waive and release any remaining Claims against the Estate, and participate in Class 5.  In the event Class 5 votes to reject the Plan, Class 5 will be eliminated and holders of Claims that would otherwise be included in Class 5 will be treated as holders of Class 4 Claims.  On the Effective Date or as soon thereafter as is reasonably practicable, and after the payment of Distributions (to the extent and in the manner contemplated by the Plan) to the holders of Allowed Claims in Classes 1 through 3 and Class 6 (and inclusion in the Reserve of an appropriate amount for Disputed Claims in said Classes), the Liquidating Trustee shall make a one-time Distribution to each holder of a Class 5 Claim in an amount equal to eight (8%) of such holder=s Class 5 Claim in full and final satisfaction of such Claim.  To the extent that any Class 5 Claim is allowed after the Effective Date, it will be paid 8% of the Allowed Claim in Cash on the next Distribution Date after the Claim is allowed or as soon thereafter as is reasonably practicable.
(2)           Impairment:  Class 5 is impaired by the Plan.

(f)           Class 6  -  Secured Claims
(1)           Description and Treatment:  Class 6 consists of all Secured Claims against the Debtors that are not included in Classes 1, 2, or 3.  If any Class 6 Claim has not been satisfied prior to the Effective Date, then such Class 6 Claim shall be satisfied, at the Liquidating Trustee=s option, subject to approval by the Beneficiaries Committee, as follows:  (i) by the transfer, assignment and conveyance by the Liquidating Trustee of the collateral securing such Class 6 Claim to the holder of such Claim in full and final satisfaction of such Claim, or (ii) by the sale of the collateral securing such Class 6 Claim by the Liquidating Trustee, following Designated Notice, and the payment by the Liquidating Trustee to the holder of such Claim from the net sale proceeds an amount equal to the value of such holder=s interest in such collateral, in full and final satisfaction of such Class 6 Claim.
(2)           Impairment:  Class 6 is impaired by the Plan.
(g)	Class 7 - Allowed Interests
(1)           Description and Treatment:  Class 7 consists of all Allowed Interests.  As of the Effective Date, the Liquidating Trustee shall be deemed to have an irrevocable, perpetual proxy to vote all Interests in the Liquidating Debtor, and all Allowed Interests shall be deemed held for the benefit of the Liquidating Trust.  On the first Business Day following the Effective Date (a), all allowed Interests shall be deemed cancelled and rendered null and void and (b) one share of common stock in the Liquidating Debtor shall be authorized and issued to the Liquidating Trust (the “Liquidating Debtor Stock”).  The Liquidating Trustee shall be the sole officer and director of the Liquidating Debtor, and shall be entitled to vote the Liquidating Debtor Stock.  Thereafter, the Liquidating Trustee in consultation with the Beneficiaries Committee may file with the Court a Notice of Dissolution which shall cancel all outstanding stock and dissolve the Liquidating Debtor.  The Liquidating Trustee shall also be authorized, but not required, to take any additional action which he deems necessary to effectuate the dissolution of the Liquidating Debtor under applicable law.  Holders of Allowed Interests shall not receive or retain any property under the Plan on account of such Allowed Interests, and no distributions or dividends will be paid from the Liquidating Trust with respect to the Allowed Interests.

(2)           Impairment:  Class 7 is impaired by the Plan.  Holders of Allowed Interests are not entitled to vote to accept or reject the Plan and Class 7 is deemed to have rejected the Plan.
(h)	Provisions Relating to Class 1, Class 2 and Class 3 Claims
The Plan contains provisions that set forth the treatment of Claims of a kind specified in Sections 507(a)(2) through 507(a)(10) of the Bankruptcy Code.  Such treatment is consistent with the requirements of Section 1129(a)(9) of the Bankruptcy Code, and the holders of such Claims are not entitled to vote on this Plan.  Notwithstanding any other provision of this Plan, pursuant to Section 1123(a)(1) of the Bankruptcy Code, Claims under Sections 507(a)(2) through 507(a)(10) of the Bankruptcy Code are not designated as classes of Claims for purposes of this Plan and all references in this Plan to Class 1, Class 2 and/or Class 3 Claims are for organizational purposes and convenience of reference only.

ARTICLE V.
MEANS FOR IMPLEMENTATION OF THE PLAN
1.             Substantive Consolidation.
Entry of the Confirmation Order shall constitute the approval, pursuant to Section 105(a) of the Bankruptcy Code, of the substantive consolidation as of the Effective Date  of all five of the Debtors and the Debtors’ bankruptcy estates for all purposes related to Claims and distribution of assets under the Plan.  On and after the Effective Date (i) all assets and liabilities of any of the Debtors shall be treated as though they were merged with and into Verso Technologies, Inc. and the Estate; (ii) no distributions shall be made under the Plan on account of any Claim held by any of the Debtors against any other Debtor party; (iii) all guarantees of any Debtor of the obligations of any other Debtor shall be eliminated; and (iv) each and every Claim and Proof of Claim against any of the Debtors shall be deemed one Claim or Proof of Claim against all of the Debtors and a single obligation of the consolidated Liquidating Debtor on and after the Effective Date.  The substantive consolidation effected pursuant hereto shall not effect defenses to any Avoidance Action or Cause of Action or requirements for any third party to establish mutuality in order to assert a right of setoff.
2.             Creation of the Liquidating Trust and Appointment of the Liquidating Trustee.
On the Effective Date, the Liquidating Trust shall be established without any further action by the Liquidating Debtor, the Liquidating Trustee or the Bankruptcy Court.

3.             Selection of the Liquidating Trustee.
As of the Effective Date, Darryl S. Laddin, or such other person as shall be selected by agreement between the Debtors and the Committee on or before the Effective Date, shall become the Liquidating Trustee.  In the event that the Liquidating Trustee should resign or be removed, the Beneficiaries Committee, after consultation with the Office of the United States Trustee, shall appoint a successor and the Liquidating Trustee shall promptly assign, transfer, and deliver to such successor all Assets in the Liquidating Trust and take such actions and execute and deliver such instruments as may reasonably be necessary to accomplish such assignment, transfer, or delivery.  In the event that the Liquidating Trustee has a conflict of interest with respect to a particular matter, the Liquidating Trustee shall so advise the Beneficiaries Committee, and the Beneficiaries Committee  after consultation with the Office of the United States Trustee, shall appoint a substitute Liquidating Trustee for that matter.
4.             Vesting of Assets in the Liquidating Trust.
As of the Effective Date, pursuant to the provisions of Section 1141 of the Bankruptcy Code, all Assets shall be transferred to and shall vest in the Liquidating Trust to be held in trust for the benefit of the Beneficiaries, free and clear of all liens, claims, charges, encumbrances, and interests of creditors and interest holders, except the interests of any insured persons under the D&O Policy or as otherwise expressly provided under the Plan or in the Confirmation Order.  For the avoidance of doubt, nothing herein shall be construed to restrict or limit the ability or standing of the Liquidating Trustee or the Beneficiaries Committee to assert any Causes of Action, including D&O Actions.  Beneficiaries shall not receive certificates and their interest in the Liquidating Trust is non-transferable.  The Liquidating Trustee shall deposit any Cash in interest bearing accounts, or such other accounts, as it deems appropriate, and, any interest earned shall be added to the Liquidating Trust and distributed in accordance with the Plan.  Upon the Effective Date, the Debtors and the Liquidating Debtor shall be deemed to have released all of their right, title, and interest in, and to all benefits from, the Assets.

5.             Liquidation of Unliquidated Assets.
(a)           Following the Effective Date, the Liquidating Trust shall liquidate any and all Assets that are not then liquidated into Cash with the following goals:  (i) to maximize the value of the Assets for the benefit of and the distribution to the Beneficiaries; and (ii) to convert all unliquidated Assets to Cash as promptly as practicable; provided, however,  that the time and manner of liquidating any particular Asset shall be left to the sole judgment of the Liquidating Trustee, in consultation with the Beneficiaries Committee.  The Liquidating Trust is authorized to enter into contracts and to make all other arrangements necessary or appropriate to effect the liquidation of the Assets, provided that such contracts and arrangements are not otherwise prohibited by the Plan.
(b)           As of the Effective Date, (i) the Liquidating Debtor and the Estate shall be deemed to have appointed the Liquidating Trust as their true and lawful attorney in fact with full power of substitution, which appointment is coupled with an interest and is irrevocable, and (ii) the Liquidating Trust shall have full power to act in the name of the Liquidating Debtor and the Estate for all purposes permitted under the Plan, including without limitation the conversion of Assets to Cash.  As of the Effective Date, the Liquidating Trust is hereby appointed pursuant to Section 1123(b)(3)(B) of the Bankruptcy Code as the representative of the Estate with full authority to commence, prosecute, and settle all Causes of Action in the name of the Liquidating Debtor (or any of the Debtors), and the Liquidating Debtor is enjoined from commencing, prosecuting, and settling any Causes of Action, including without limitation Avoidance Actions and D&O Actions.

(c)           Between the date of the Confirmation Order and the Effective Date, the Liquidating Debtor shall continue to hold the Assets as a fiduciary for the Beneficiaries.  None of the Debtors nor their partners, officers, directors, stockholders, corporate affiliates, subsidiaries and parent companies, agents, successors, administrators, managers, employees, assigns, attorneys, or professionals shall be liable for any acts or omissions in complying with its obligations under this paragraph so long as such acts or omissions (i) are taken or not taken in the reasonable business judgment of the Debtors, taking into consideration the Debtors’ fiduciary duty expressed herein; and (ii) are not the product of the Debtors’ gross negligence or willful misconduct.
(d)           The Liquidating Trust may employ one or more professionals or agents to assist the Liquidating Trustee with his or her duties and may pay the agents or professionals a reasonable fee in consideration for such assistance.  Such professionals shall include, without limitation, the professionals retained by the Debtors and the Committee prior to the Effective Date.  Any such agent or professional employed in accordance with this subsection (d) shall be employed at the will of the Liquidating Trust and may be terminated or replaced by the Liquidating Trust at any time, with or without cause.  On and after the Effective Date, the Liquidating Trustee shall be authorized to pay from the Liquidation Proceeds all Liquidation Trust Expenses, including, without limitation, fees and expenses of professionals retained by the Liquidating Trust or the Beneficiaries Committee, without notice or further order of the Court.  Any compensation paid to professionals and the Liquidating Trustee shall be set forth in the reports to be filed by the Liquidating Trustee as described in Article V, Section 14 below.

(e)           The Liquidating Trust exists only to effect the final liquidation of the Assets and distribution to the Beneficiaries of the proceeds.  As such, it will terminate upon the completion of such liquidation and the distribution of the proceeds to the Beneficiaries.
(f)           The Liquidating Trustee, with advice of counsel, shall take any and all actions necessary to comply with reporting requirements under applicable securities laws and file any required reports with the SEC; provided, however, that the Liquidating Trustee may take any steps reasonably necessary to obtain a waiver or release of the Liquidating Trust from filing such reports or any other obligations under applicable securities laws, including, without limitation, following the cancellation of the Allowed Interests,  filing a Form 15 or taking such other action as he determines to be reasonably necessary to deregister the Interest.
(g)           In exercising his rights and performing his duties hereunder, the Liquidating Trustee will use the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs; provided, however, that the Liquidating Trustee’s liability shall be limited as set forth in the Plan.
6.             Transfer and Retention of Causes of Action.
On the Effective Date, pursuant to Section 1123(b) of the Bankruptcy Code, except as otherwise provided in the Plan, the Liquidating Debtor and the Estate shall be deemed to have transferred and assigned to the Liquidating Trust, and the Liquidating Trust shall be deemed to have retained, all Causes of Action that the Debtors, the Liquidating Debtor or the Estate had or had power to assert immediately prior to the Confirmation Date, including, without limitation, any Causes of Action initiated by or in the name of the Committee prior to the Effective Date with the consent of the Debtors, and the Liquidating Trust may thereafter commence or continue (or determine not to commence or continue) in any appropriate court or tribunal, including in the Bankruptcy Court, any suit or other proceeding for the enforcement of such Causes of Action, together with all applicable rights of the Liquidating Debtor and the Estate with respect to any attorney-client, accountant-client, work product doctrine or other applicable privileges or similar protections recognized under applicable law.  Without limiting the foregoing, the Liquidating Trust shall have the right to commence or continue Avoidance Actions and any D&O Actions or other Causes of Action, including without limitation those described in the Disclosure Statement or otherwise against the persons identified in the Disclosure Statement or against any other appropriate party.

7.             Assignment of Creditors Claims Against Third Parties to Liquidating Trust.
Upon the Effective Date of the Plan, all Creditors’ Claims Against Third Parties shall be deemed to have been transferred and assigned to the Liquidating Trust for the benefit of all Beneficiaries, without the need for any party to execute any documents evidencing such assignments, unless and to the extent any creditors of the Debtors affirmatively opt out of conveying such claims to the Liquidating Trust by the deadline for voting to accept or reject the Plan.  In connection with the issuance of ballots to vote to accept or reject this Plan, all creditors shall be given the opportunity to opt out of transferring and assigning their Creditors Claims Against Third Parties by checking an appropriate box on the Ballot and filing by the Voting Deadline.  The Liquidating Trust may thereafter commence or continue (or determine not to commence or continue) in any appropriate court or tribunal, including in the Bankruptcy Court, any suit or other proceeding for the enforcement of such Creditors Claims Against Third Parties.

8.             Distributions Made by the Liquidating Trust.
Following the Effective Date, and from time to time when permitted by the Plan, the Liquidating Trustee shall make the Distributions as provided for in the Plan.
9.             Liquidating Trustee Authority. As set forth more fully herein and without in any way limiting the provisions of this Plan, the Liquidating Trustee has authority to:

(i)	collect and liquidate all Assets;

(ii)	prosecute all Avoidance Actions, D&O Actions, and other Causes of Action, and all Creditors Claims Against Third Parties that are assigned to the Liquidating Trust;

(iii)	conduct examinations under Rule 2004 of the Federal Rules of Bankruptcy Procedure;

(iv)	make distributions;

(v)	open bank accounts;

(vi)	object to Claims, seek subordination thereof, and assert defenses, counterclaims or setoffs thereto;

(vii)	settle disputes, Claims, Causes of Action and Creditors Claims Against Third Parties;

(viii)	conduct the administration of the cases and the Plan, including obtaining a final decree and paying any U.S. Trustee quarterly fees;

(ix)	file all reports;

(x)	file tax returns;

(xi)
wrap up the Liquidating Debtor and any subsidiaries, domestic or foreign, of any of the Debtors, including dissolving companies and filing final reports and tax returns.  In this respect, the Liquidating Trustee shall stand in the shoes of an officer and director of such entity solely for the purpose of executing any documents required;

(xii)	take such other action as may be necessary or appropriate to fulfill his obligations under the Plan; and

(xiii)            hire professionals or agents to assist him in carrying out his obligations.
10.           Further Authorization.
The Liquidating Trustee shall be entitled to seek such orders, judgments, injunctions, and rulings as it deems necessary to carry out and further the intentions and purposes, and give full effect to the provisions of the Plan.
11.           Settlement.
The Liquidating Trustee shall be authorized to resolve objections to Claims and to enter into settlements of Creditors Claims Against Third Parties and Causes of Action, including without limitation Avoidance Actions and the D&O Actions, without notice or further order of the Court; provided, however, that, with respect to matters involving more than $50,000 in controversy, the Liquidating Trustee shall only be authorized to resolve such matters upon approval by the Beneficiaries Committee or Final Order of the Court.  If the Liquidating Trustee seeks Court approval of any settlement of a Claim, Creditors Claim Against Third Parties or Cause of Action, such request must be served on the parties entitled to Designated Notice as set forth in Article II, Section 2.31 of the Plan.
12.           Limitation of Liability of Liquidating Trustee.
The Liquidating Trustee will be released and indemnified by the Liquidating Trust for all obligations and liabilities of the Liquidating Debtor and the Liquidating Trust, save and except those duties and obligations of the Liquidating Trustee set forth in the Plan and those attributable to the gross negligence, fraud or willful misconduct of the Liquidating Trustee.  The Liquidating Trustee (a) shall only be obligated to perform those duties and obligations that are specifically set forth in this Plan, and no implied covenants or obligations shall be read into this Plan against the Liquidating Trustee, and (b) shall not be liable for any action taken in good faith or in reliance upon the advice of professionals.  The Liquidating Trustee shall exercise such of the rights and powers vested in it by this Plan, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.  The Liquidating Trustee shall post a bond in no less than the amount of 150% of the amount of Cash of the Liquidating Trust on hand at any given time, or such lesser amount as shall be approved by the Beneficiaries Committee, as surety for the performance of the obligations and liabilities of the Liquidating Trustee under this Plan, and any premium for such bond shall be a Liquidating Trust Expense to be paid out of the Liquidating Trust.

13.           Compensation.
The Liquidating Trustee will be entitled to receive compensation as a Liquidating Trust Expense for services rendered in an amount equal to the Liquidating Trustee’s usual and customary hourly rate then in effect multiplied by the hours the Liquidating Trustee expends in fulfillment of his duties as Liquidating Trustee.
14.           Reporting and Notice.
Every three months, beginning on the last business day of the third month anniversary of the Effective Date, the Liquidating Trustee shall file a report with the Court as to the assets, liabilities and activities of the Liquidating Trust during the prior three months, including a statement of all amounts paid for compensation of professionals and the Liquidating Trustee, and serve a copy upon all parties entitled to Designated Notice.  Any Beneficiary or other person or party-in-interest wishing to receive a copy of the Liquidating Trustee’s reports shall comply with the provisions for Designated Notice contained in Article II, Section 2.31.

15.           Billing and Collection of Accounts Receivable.5.Collection of Accounts Receivable.
The Liquidating Trustee is and shall be authorized to: (i) complete the billing of the Debtors= former customers; (ii) send correspondence to the Debtors= former customers requesting payment of all amounts outstanding, due and payable to the Debtors or the Estate; and (iii) take any other actions that are reasonable, desirable or appropriate in connection with collecting the outstanding Accounts Receivable (including employing collection agencies and/or filing and prosecuting lawsuits).  After the Effective Date, the Liquidating Trustee shall take reasonable actions to collect the outstanding Accounts Receivable until such time as the Liquidating Trustee determines that further efforts to collect the Accounts Receivable would not be cost efficient or of further benefit to the Estate.
16.           Continued Existence.
On and after the Effective Date, the Liquidating Debtor shall continue its corporate existence to the extent such is not inconsistent with the substantive consolidation effectuated under the Plan or any other provisions of the Plan. The Liquidating Trustee may take necessary steps to formally and affirmatively dissolve the Liquidating Debtor, as provided above in Article IV.

17.           Exclusive Right to Modify Plan.
The Debtors and the Committee shall retain the exclusive right to amend or modify the Plan, and to solicit acceptances of any amendments to, or modifications of, the Plan until and including the Confirmation Date.
18.           Effectuating Documents; Further Transactions.
The Liquidating Trustee shall be authorized to execute, deliver, file, and/or record such contracts, instruments, releases, indentures, and other agreements or documents, and to take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.  In order to facilitate the liquidation and distribution of the Liquidation Proceeds and the wind-up of the Liquidating Debtor=s affairs, on the Effective Date the Liquidating Trustee shall be deemed, by operation of law and the Confirmation Order and without need for any action by any person affiliated with the Debtors or any officer or director of the Debtors, to hold an irrevocable power of attorney on behalf of the Liquidating Debtor and the Estate and with respect to all Assets of the Liquidating Debtor and the Estate which are transferred to the Liquidating Trust under the Plan.
19.           Non-Consolidation of Canadian Debtor.
The Canadian Debtor filed a bankruptcy proceeding in Quebec Canada on May 20, 2008 (the “Canadian Bankruptcy”), in which Raymond Chabot, Inc. was appointed as Canadian Trustee.  The Canadian Debtor filed a proposal for settlement of its debts, which was heard on October 9, 2008.  The Canadian Debtor anticipates a research and development tax refund from the Canadian taxing authorities.  The Debtors anticipate that they will be reimbursed for all funds spent to fund the professional fee expenses of the Canadian Bankruptcy prior to disbursement of the tax refund funds to Canadian creditors in the Canadian Bankruptcy.  The Canadian Debtor shall not be substantively consolidated with the Debtors, and the Canadian Bankruptcy shall remain separate from the Debtors’ Bankruptcy Cases; provided, however, that the Liquidating Trustee, with the approval of the Beneficiaries Committee, (i) is authorized to expend assets of the Liquidating Trust as required to administer the Canadian Bankruptcy,  (ii) is authorized and empowered to act as the sole officer, director and shareholder of the Canadian Debtor, and (iii) is authorized to act in consort with the Canadian Trustee to obtain recovery of assets for creditors of both the Debtors’ Bankruptcy Cases and the Canadian Bankruptcy. The Liquidating Trust shall not be permitted to pay any expenses of the Canadian Debtor or the Canadian Bankruptcy without approval by the Beneficiaries Committee.

20.           Beneficiaries Committee.
a.           Appointment and Authority.   On the Effective Date, the Beneficiaries Committee will be appointed and will succeed to any and all rights of the Committee, as well as the other additional rights and obligations set forth in this Plan.  The initial members of the Beneficiaries Committee shall be the members of the Committee immediately prior to the Effective Date.  The Beneficiaries Committee shall retain and have all of the rights, powers, and duties necessary to carry out its responsibilities under this Plan.  Members of the Beneficiaries Committee will be reimbursed by the Liquidating Trust for expenses in connection with serving on the Beneficiaries Committee that would otherwise be compensable for members of a creditors’ committee under Section 503(b)(3)(F) of the Bankruptcy Code.  The Beneficiaries Committee shall have independent standing to appear and be heard in any judicial or other proceeding as to any matter relating to this Plan, the Liquidating Trust, the Estate, or the Liquidating Debtor.  Without limiting the generality of the foregoing, the Beneficiaries Committee may bring any actions, either in its own name or in the name of the Liquidating Debtor, in accordance with the rights and duties delegated to the Beneficiaries Committee under this Plan.  Upon consent of the Liquidating Trustee, the Beneficiaries Committee shall have standing to bring any Causes of Action on behalf and in the name of the Liquidating Trust.

b.           Retention of Professionals.  The Beneficiaries Committee may retain attorneys, accountants, or other professionals to represent the interests of the Beneficiaries Committee (and, where the Beneficiaries Committee acts in the name of or on behalf of the Liquidating Trust, the Liquidating Trust), including attorneys, accountants, and other professionals employed by the Debtors or the Committee, and such attorneys, accountants or other professionals shall be compensated from the Liquidating Trust.
c.           Replacement of Members.  The Beneficiaries Committee may, through its by-laws, agree to provisions for removal and replacement members of the Beneficiaries Committee or the addition of new members of the Beneficiaries Committee; provided, however, that: (i) the Beneficiaries Committee shall be comprised of no less than three members and no more than nine members; (ii) each member of the Beneficiaries Committee must hold, at all times throughout their service on the Beneficiaries Committee, an Unsecured Claim against the Estate  (or be the legal nominee or designee of a holder of an Unsecured Claim against the Estate); (iii) any member that sells all of its Unsecured Claim against the Estate shall be immediately removed from the Beneficiaries Committee; (iv) the purchaser of an Unsecured Claim from a member of the Beneficiaries Committee shall not succeed to the member’s position on the Beneficiaries Committee by reason of the purchase of the Unsecured Claim; and (v) a member’s rights of membership on the Beneficiaries Committee may not be transferred to or otherwise be assigned or delegated to another person or entity without the express consent of the Beneficiaries Committee.

ARTICLE VI.
ACCEPTANCE OR REJECTION OF THE PLAN
1.     Classes Entitled to Vote.
Each impaired Class (other than Class 7) shall be entitled to vote to accept or reject the Plan.  Class 7 is deemed to have rejected the Plan and is not entitled to vote on the Plan.  Each unimpaired Class of Claims shall be deemed to have accepted the Plan, and shall not be entitled to vote to accept or reject the Plan.
2.     Class Acceptance Requirement.
Under Section 1126(c) of the Bankruptcy Code, an impaired Class of Claims has accepted the Plan if the holders of at least two-thirds (2/3) in dollar amount and more than one-half (2) in number of the Allowed Claims of such Class who have voted on the Plan have voted to accept the Plan.
3.         Cramdown.
The Plan Proponents hereby request confirmation pursuant to the Acramdown@ provisions of Section 1129(b) of the Bankruptcy Code with respect to Class 7 (which is deemed to have rejected the Plan) and with respect to any other impaired Class that votes to reject the Plan (other than Class 5, which shall be eliminated and treated together with Class 4, as described hereinabove).

4.  Claim Designation.
The Plan Proponents reserve the right to seek to designate, pursuant to Section 1126(e) of the Bankruptcy Code, any Claimholder whose vote on the Plan was submitted for an improper purpose or was otherwise not submitted in good faith.
ARTICLE VII.
PROVISIONS REGARDING DISTRIBUTIONS
1.     Date of Distributions.
On the Effective Date or as soon thereafter as is reasonably practicable, the Liquidating Trustee shall use the Liquidation Proceeds to make Distributions with respect to Allowed Claims in Classes 1 through 6, as and to the extent provided for herein or as ordered by the Court.  Subsequent to the Effective Date, the Liquidating Trustee shall use the Liquidation Proceeds to make Distributions, on each Distribution Date or as soon thereafter as is reasonably practicable, with respect to Allowed Claims as contemplated by and to the extent set forth in the Plan; provided, however, that Distributions with respect to Class 1 Claims that become allowed after the Effective Date shall be made as soon as reasonably practicable after the dates such Claims are allowed.  Subject to the provisions of Article IV above, an initial Distribution shall be made  to the holders of Allowed Class 4 Claims as soon as reasonably practicable after the Effective Date.  The Liquidating Trustee shall continue to make Distributions out of the Liquidation Proceeds up to and including the Consummation Date, on which date it will make the final Distribution under this Plan.

2.     Interest on Claims.
Except as provided in a Final Order entered in the Bankruptcy Case, (a) no holder of any Claim shall be entitled to interest accruing on or after the Petition Date on such Claim, and (b) interest shall not accrue or be paid upon any Disputed Claim with respect to the period from the Petition Date to the date a final Distribution is made thereon if and after such Disputed Claim, or any part thereof, becomes an Allowed Claim.
3.     Means of Payment.
All payments made pursuant to this Plan shall be in Cash and by any means reasonably selected by the Liquidating Trustee, including check or wire transfer.
4.     Duties of Liquidating Trustee with Respect to Distributions.
The Liquidating Trustee will make all Distributions under the Plan out of the Liquidation Proceeds held by the Liquidating Trust (and, in the case of Distributions being made on the Consummation Date, out of the Reserve).  The Liquidating Trustee will have responsibility for determining pro rata Distributions (as necessary) and sending such Distributions to the appropriate holders of Claims.   Notwithstanding any other provision of this Plan to the contrary, Distributions may be deferred or delayed in the discretion of the Liquidating Trustee, in consultation with the Beneficiaries Committee, for a reasonable time in the event that such deferral is necessary to permit investments to reach maturity, in the event that additional time is needed to make a proper Distribution, or in the event that the receipt of additional funds is necessary to make meaningful payments.

5.     Disputed Claims.
Notwithstanding any other provisions of this Plan, no payments or other Distribution of any kind will be made on account of any Claim until such Claim becomes an Allowed Claim and then only to the extent that such Claim is an Allowed Claim.  The Liquidating Trustee shall establish and maintain a Reserve sufficient to fund Disputed Claims that may subsequently become Allowed Claims, as determined by the Liquidating Trustee’s prudent judgment and approved by the Beneficiaries Committee.  To the extent a Disputed Claim becomes an Allowed Claim after any initial Distributions, a Distribution as calculated above shall be made in respect of such Allowed Claim within 30 days after such claim becomes an Allowed Claim.  Notwithstanding the foregoing, any holder of both an Allowed Claim(s) and a Disputed Claim(s) shall receive the appropriate payment or Distribution on the Allowed Claim(s), although, except as otherwise agreed by the Liquidating Trust in its sole discretion, no payment or distribution shall be made on the Disputed Claim(s) until such dispute is resolved by settlement or Final Order.  Should any Disputed Claim not assert a liquidated amount which can be used for purposes of making the interim Distributions, the Liquidating Trustee may with the approval of the Beneficiaries Committee include a prudent amount in the Reserve for such claim or may request the Court to estimate the amount of the Claim, either for purposes of allowance or for purposes of determining a maximum amount of such Claim so as to enable the Liquidating Trustee to proceed with the interim Distribution.
6.     No Payments of $100 or Less on Allowed Claims Prior to Final Distribution Date.
If a Cash payment to be received by any holder of an Allowed Claim on any Distribution Date (except Distributions payable with respect to Class 5 and except the final Distribution on the Consummation Date) would be $100 or less in the aggregate, notwithstanding any contrary provision of this Plan, no such payment will be made to such holder, and such Cash, if applicable, shall be held for such holder until the next Distribution Date, at which time such Cash payment shall be made to the holder (unless this Section 6 shall again apply).  The Liquidating Trustee shall include an additional amount in the Reserve for unpaid Distributions resulting from this Section 6.

7.     Unclaimed Property.
AUnclaimed Property@ means any funds payable to holders of Claims which are unclaimed.  Unclaimed Property shall include (a) checks (and the funds represented thereby) which have been returned as undeliverable without a proper forwarding address, (b) funds for checks which have not been presented and paid within ninety (90) days of their issuance, (c) checks (and the funds represented thereby) which were not mailed or delivered because of the absence of a proper address to mail or deliver such property and (d) checks (and the funds represented thereby) which are not mailed due to the lack of required tax identification information, but only following two mailed requests for this tax identification information.  Unclaimed Property shall be held in an AUnpaid Claims Reserve@ to be held for the benefit of the holders of Allowed Claims entitled thereto under the terms of the Plan.  For a period of the later of one year following the first Distribution to a Class of Claims or 180 days after a Distribution is made to a claimant on account of which Unclaimed Property first results (said period being hereinafter referred to as the AClaiming Period@), Unclaimed Property shall be held in the Unpaid Claims Reserve solely for the benefit of the holders of Allowed Clams which have failed to claim such property.  During the Claiming Period, Unclaimed Property due the holder of an Allowed Claim shall be released from the Unpaid Claims Reserve and delivered to such holder upon presentation of proper proof by such holder of its entitlement thereto.  In the event that there is Unclaimed Property in the Unpaid Claims Reserve with regard to any Claim, the Liquidating Trustee shall, until such Unclaimed Property is claimed or the Claiming Period with regard to the holder of such Claim has expired, make all subsequent Distributions due with regard to such Claim to the Unpaid Claims Reserve.  After the Claiming Period with regard to such holder has expired, no subsequent Distributions shall be made on account of such Claim, and such Claim shall be treated as being disallowed, waived, and satisfied; provided, however, that the Claiming Period may be extended for the holder of any Allowed Claim by agreement between the Liquidating Trustee and the Beneficiaries Committee.  At the end of the Claiming Period, the holder of an Allowed Claim theretofore entitled to Unclaimed Property shall cease to be entitled thereto and the Unclaimed Property shall be Liquidation Proceeds.  Notwithstanding the foregoing, if there is any Unclaimed Property in the Unpaid Claims Reserve as a result of the final Distribution and such Unclaimed Property remains in the Unpaid Claims Reserve after expiration of the Claiming Period, and if, in the sole judgment of the Liquidating Trustee, the Unclaimed Property is not sufficient to make a meaningful Distribution, such Unclaimed Property shall be used to satisfy any unpaid Liquidation Expenses, and the balance shall be paid to the registry of the Court or donated to a charitable organization pursuant to the provisions of Article VII, Section 9 of the Plan.  These provisions shall apply without regard to any applicable non-bankruptcy laws with respect to unclaimed property.  The Unpaid Claims Reserve may be maintained as an interest bearing account.  All interest earned thereon shall be Liquidation Proceeds, and no claimant entitled to funds from the Unpaid Claims Reserve shall be entitled to interest with regard to the amounts due to such claimant.

8.             Rounding.
Whenever any payment of a fraction of a cent would otherwise be called for, the actual payment shall reflect a rounding of such fraction down to the nearest whole cent.
9.             Closing Case; Charitable Gift.
The Liquidating Trustee, with the approval of the Beneficiaries Committee, shall be authorized to apply to the Bankruptcy Court for authority to close any or all of the Debtors’ Bankruptcy Cases at any time when the Plan has been substantially consummated or as otherwise appropriate; provided, however, the Bankruptcy Case of Verso Technologies, Inc. may continue and shall be closed when (i) all Disputed Claims have become Allowed Claims or have been disallowed by Final Order; (ii) all Causes of Action, including any D&O Actions and Avoidance Actions, are resolved to Final Order; (iii) all of the Accounts Receivable deemed collectible have been collected; and (iv) the Liquidating Trustee has made all Distributions to be made to holders of Allowed Claims in accordance with this Plan.
If, after payment of Administrative Claims, Priority Claims and Priority Tax Claims, and after all Causes of Action have been resolved, Assets of the Estate liquidated  and the proceeds thereof distributed in accordance with the Plan, including by Distributions, the Liquidating Trustee and the Beneficiaries Committee jointly determine that the expense of administering the Plan is likely to exceed the remaining amount of the Liquidation Proceeds, the Liquidating Trustee shall apply to the Bankruptcy Court for authority to (i) reserve any amounts necessary to close the Bankruptcy Case; (ii) donate any balance to a charitable organization selected by the Liquidating Trustee and the Beneficiaries Committee and which is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code; and (iii) close the Bankruptcy Case in accordance with the Bankruptcy Code, the Bankruptcy Rules and the Local Rules.

10.            Withholding Taxes.
The Liquidating Trustee shall be entitled to deduct any federal or state withholding taxes from any Distributions made with respect to Allowed Claims, as appropriate, and shall otherwise comply with Section 346 of the Bankruptcy Code.  Notwithstanding anything to the contrary herein, the Liquidating Trustee shall not be obligated to make any Distribution to any creditor that has not provided tax identification information requested by the Liquidating Trustee if such information is required to make a Distribution without withholding taxes from such creditor’s Distribution.  Holders of Allowed Claims that have not provided tax identification information will be solicited for such information on or before any Distribution Date and included in the Distribution or in a subsequent Distribution once tax identification information is received from the holder.
ARTICLE VIII.
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES
1.     Rejection of Contracts and Leases.
Executory contracts or unexpired leases that have not been previously assumed or rejected shall be deemed rejected as of the Effective Date.
2.  Bar to Rejection Damages.
If the Debtors reject an executory contract or unexpired lease pursuant to the Plan and such rejection results in a Claim that has not theretofore been evidenced by a timely filed proof of claim or a proof of claim that is deemed to be timely filed under applicable law, then any person seeking to assert such a Claim shall file with the Court, and serve upon the Liquidating Trustee and the Beneficiaries Committee, a proof of claim within thirty (30) days from the Effective Date.  Any person seeking to assert such a Claim who fails to file a proof of claim within this thirty (30) day period shall be deemed to have waived said Claim, and it shall be forever barred.

ARTICLE IX.
CONDITIONS PRECEDENT
Each of the following conditions must occur and be satisfied on or before the Effective Date for the Plan to be effective on the Effective Date (provided that the Plan Proponents may agree to waive any one or more of the following conditions):
(a)   The Confirmation Order shall have been signed by the Court and duly entered on the docket of the Bankruptcy Case by the Clerk of the Court in a form and substance reasonably acceptable to the Plan Proponents; and
(b)           Either the Confirmation Order shall have become a Final Order or there shall not be any stay in effect with respect to the Confirmation Order and the Confirmation Order shall not have been vacated, reversed, modified or amended in any material respects without the prior written consent of the Plan Proponents.
ARTICLE X.
MODIFICATIONS AND AMENDMENTS
The Plan Proponents reserve the right to alter, amend, or modify the Plan as contemplated by Section 1127 of the Bankruptcy Code.  The Plan may be modified, before or after Confirmation, without notice or hearing, or on such notice and hearing as the Court deems appropriate, if the Court finds that the proposed modification does not materially and adversely affect the rights of any parties in interest which have not had notice and an opportunity to be heard with regard to the proposed modification.  Without limiting the foregoing, the Plan otherwise may be modified after notice and hearing.  In the event of any modification at or before Confirmation, any votes in favor of the Plan shall be deemed to be votes in favor of the Plan as modified, unless the Court finds that the proposed modification materially and adversely affects the rights of the parties in interest that cast said votes.

ARTICLE XI.
RETENTION OF JURISDICTION
After the Confirmation Date, the Court shall retain exclusive jurisdiction over the Liquidating Debtor, the Estate, the Liquidating Trust and the Bankruptcy Case until the Case is closed, for the following purposes:
(i)
to hear and determine any and all pending or future proceedings regarding the allowance, disallowance or subordination of Claims or regarding the Liquidating Trust=s and the Estate=s rights of recoupment and/or setoff;

(ii)
to consider and act on the compromise and settlement of any Claim against the Estate, or any Cause of Action or Creditors Claims Against Third Parties asserted on behalf of the Estate or the Liquidating Trust; provided, however, that there shall be no requirement that the Liquidating Debtor or the Liquidating Trustee seek Court approval of compromises and settlements except as provided herein;

(iii)
to hear and determine all pending or future controversies, suits, and disputes that may arise under the Plan, including controversies arising in connection with the interpretation or construction of the Plan or any documents intended to implement the provisions of the Plan;

(iv)	to hear and determine any and all applications of professional persons for the allowance of compensation and reimbursement of expenses incurred prior to or on the Confirmation Date;
(v)
to hear and determine any and all pending applications or motions for rejection of executory contracts or unexpired leases to which any of the Debtors is a party, or with respect to which the Debtors may be liable, and to hear and determine, if necessary, and to fix the allowance of, any and all Claims arising from the rejection of executory contracts and unexpired leases pursuant to the Plan or otherwise;

(vi)	to consider and rule upon any proposed modifications of the Plan;
(vii)
to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or in any order of the Court, including the Confirmation Order, as may be necessary to carry out the purposes and intent of the Plan and to implement and effectuate the Plan;

(viii)
to determine such other matters that may be provided for in the Confirmation Order or other orders of the Court, all as authorized under the provisions of the Bankruptcy Code or any other applicable law;

(ix)	to enforce all orders, judgments, injunctions, and rulings entered in connection with the Bankruptcy Case;
(x)
to hear and determine all applications, adversary proceedings, disputes, controversies and contested matters arising under Chapter 11 of the Bankruptcy Code or arising in or related to the Bankruptcy Case, including matters related to any claim or Causes of Action to be pursued for the benefit of the Estate, whether such claim or Cause of Action is filed prior to or after the Confirmation Date;

(xi)	to hear and determine disputes and controversies regarding title to property of the Estate or the Liquidating Trust;
(xii)
to issue such orders as may be necessary or appropriate in aid of Confirmation, and to facilitate consummation of the Plan, including orders requiring parties to fulfill their obligations as specified in the Plan; and

(xiii)
to consider and act upon any claim or cause of action by or against the Debtors, the Liquidating Debtor, the Committee, the Beneficiaries Committee,  the Liquidating Trust or the Liquidating Trustee, or their respective agents, attorneys, financial advisers, or representatives, arising under or in connection with the Bankruptcy Case or the Plan.

ARTICLE XII.
CONTINUATION OF AUTOMATIC STAY

The automatic stay arising out of Section 362(a) of the Bankruptcy Code shall continue in full force and effect until the Consummation Date and the Liquidating Debtor, the Estate, the Liquidating Trust and the Liquidating Trustee shall be entitled to all of the protections afforded thereby.  The Court shall have the power to grant such additional and supplemental stays as may be necessary or appropriate to protect and preserve the assets of the Liquidating Debtor, the Estate  and/or the Liquidating Trust or to permit the just and orderly administration of the Liquidating Trust and the Estate.  All Assets (including the Liquidation Proceeds and the Reserve) shall remain property of the Liquidating Trust until distributed in accordance with this Plan, and no entity shall at any time have any claim to or interest in any asset of the Liquidating Trust except to the extent that such entity is the holder of an Allowed Claim entitled to Distributions under this Plan.  On and after the Confirmation Date, the provisions of the Plan shall be binding upon the Debtors, the Estate, all holders of Claims, all holders of Interests, and all other parties in interest in the Bankruptcy Case, in each case whether or not such entities are impaired and whether or not such entities have accepted the Plan.
ARTICLE XIII.
LIMITATION OF LIABILITY; INDEMNIFICATION
1.             Limitation of Liability.
Neither the Debtors; John L. Palmer and NachmanHaysBrownstein, Inc, as Chief Administration Officer of the Debtors; the Liquidating Debtor; the Liquidating Trust; the Committee and its individual members; the Beneficiaries Committee and its individual members; the Liquidating Trustee;  nor any of their respective advisors, attorneys, or financial advisers, shall have or incur any liability to any holder of a Claim or Interest or any other party in interest, for any act or omission in connection with, relating to, or arising out of, the Bankruptcy Case, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Estate or the Liquidating Trust and the distribution of property under the Plan, except for their gross negligence or willful misconduct, and in all respects they shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.  The duties of the Liquidating Trustee are limited to the ministerial functions set forth specifically in this Plan.  Nothing herein shall be construed, however, to relieve the Liquidating Debtor or the Liquidating Trustee, or any party, from performing their respective obligations under the Plan.

2.             Indemnification by Liquidating Trust.
The Liquidating Trust shall indemnify and hold harmless the Liquidating Trustee and the Beneficiaries Committee and their respective present or former partners, members, managers, designees, attorneys, accountants, or other professionals and employees, of any of them, and the respective present or former partners, members, managers, attorneys, accountants, or other professionals and employees of any of the foregoing (in their capacity as such) (each, an “Indemnified Party”), from and against and in response to any and all liabilities, losses, damages, claims, costs and expenses, including, but not limited to reasonable attorneys’ fees and expenses, arising out of or due to any of the actions or omissions of any of them, or consequences of any of such actions or omissions, or the status or capacity of any of the foregoing as contemplated by or in connection with the Plan, the Liquidating Trust, or the implementation, administration, pursuit or prosecution thereof, and including without limitation all costs and expenses (including without limitation reasonable attorneys’ fees and expenses) in connection with the enforcement of the right to indemnification set forth herein, except in the case of any such Indemnified Party or entity for such liabilities, losses, damages, costs and expenses that are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have directly resulted from such Indemnified Party’s or entity’s willful misconduct or gross negligence.

ARTICLE XIV.
MISCELLANEOUS
1.             Binding Effect.
The Plan shall be legally binding upon and inure to the benefit of the Debtors, the Liquidating Debtor, the Estate, the Liquidating Trust, the Liquidating Trustee, the holders of Claims, the holders of Interests, and their respective successors and assigns.
2.         Notices.
Any notice required or permitted to be provided to the Liquidating Debtors, the Liquidating Trust, the Liquidating Trustee or the Beneficiaries Committee under the Plan shall be in writing and served by overnight courier service or by certified mail, return receipt requested, addressed as follows:
The Debtors:
Verso Technologies, Inc.
c/o J. Robert Williamson, Jr.
Scroggins & Williamson
127 Peachtree Street NE, Suite 1500
Atlanta, Georgia 30303
(404) 893-3880
The Liquidating Trust and Trustee:
Darryl S. Laddin
Arnall Golden Gregory LLP
171 17th Street, NW
Suite 2100
Atlanta, GA   30363-1031

The Beneficiaries Committee:
Darryl S. Laddin
Arnall Golden Gregory LLP
171 17th Street, NW
Suite 2100
Atlanta, GA   30363-1031

and to:

Adam H. Friedman
Olshan Grundman Frome Rosenzweig
& Wolosky, LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022

3.     Prepayment.
Unless the Plan or the Confirmation Order otherwise provides, the Liquidating Trustee, following approval by the Beneficiaries Committee, shall have the authority to cause the Liquidating Trust to prepay, without penalty, all or any portion of an Allowed Claim at any time; provided, however, that any such prepayment shall not be violative of, or otherwise prejudice, the relative priorities and parities among the Classes of Claims.
4.             Governing Law.
Unless a rule of law or procedure is supplied by federal law, including the Bankruptcy Code and the Bankruptcy Rules, the laws of the State of Georgia shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan.

5.             Amendment to the Debtors= Organizational Documents.
As of the Effective Date, the Debtors= organizational documents shall be deemed amended to include a provision that prohibits the issuance of nonvoting equity securities to the extent required by Section 1123(a)(6) of the Bankruptcy Code.
6.             Designated Notice.
Notwithstanding any other provision of this Plan, when notice and a hearing is required with regard to any action to be taken by the Liquidating Debtor, the Liquidating Trust, the Beneficiaries Committee, or the Liquidating Trustee, Designated Notice shall be adequate.  With respect to any proposed action to be taken as authorized under this Plan which may only be taken following Designated Notice, the following procedures shall apply.  After Designated Notice of the proposed action has been provided as required under the Plan, if any party in interest files with the Court within ten (10) days of the service of such Designated Notice a written objection to the proposed action, and serves a copy of said objection upon the Liquidating Trustee, the Beneficiaries Committee, and their respective counsel, then the Court shall schedule a hearing with respect  to such objection and, unless the objection is withdrawn by agreement of the parties,  the proposed action may only be taken if approved by Final Order of the Court.  If no objection is timely filed and served, the proposed action may be taken without further authorization or approval by the Court.
7.             U.S. Trustee Fees.
The Liquidating Trustee shall cause to be paid any and all fees of the Office of the United States Trustee as and when such fees become due.
[Signatures on Following Page]

Respectfully submitted,

This 16th day of April, 2009

VERSO TECHNOLOGIES, INC., et al.

By: /s/ John L. Palmer
Name: John L. Palmer
Title: Chief Administration Officer

SCROGGINS & WILLIAMSON

/s/ J. Robert Williamson, Jr.
J. Robert Williamson, Jr.
Georgia Bar No. 765214
Ashley R. Ray
Georgia Bar No. 601559
127 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30303
 (404) 893-3880

Counsel for the Debtors

ARNALL GOLDEN GREGORY LLP

/s/ Darryl S. Laddin
Darryl S. Laddin
Georgia Bar No. 460793
171 17th Street, NW
Suite 2100
Atlanta, GA   30363-1031

OLSHAN GRUNDMAN FROME ROSENZWEIG
& WOLOSKY, LLP
Adam H. Friedman
Park Avenue Tower
65 East 55th Street
New York, NY  10022

Co-Counsel for the Committee

  CERTIFICATE OF SERVICE
This is to certify that on the 16th day of April, 2009, I served a true and correct copy of the Second Amended Joint Plan of Liquidation Proposed by Debtors and Official Committee of Unsecured Creditors by causing same to be deposited in the United States Mail with adequate postage affixed thereon and addressed to the following persons:
Office of the United States Trustee
362 Richard Russell Building
75 Spring Street, S.W.
Atlanta, Georgia   30303

This 16th day of July, 2009.

Respectfully submitted,

SCROGGINS & WILLIAMSON

/s/ J. Robert Williamson
1500 Candler Building 127 Peachtree Street, NE Atlanta, GA 30303 (404) 893-3880	J. ROBERT WILLIAMSON Georgia Bar No. 765214 ASHLEY R. RAY Georgia Bar No. 601559 Counsel for the Debtors